UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Entrada Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29384C108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29384C108	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merck & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,739,768(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,739,768(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,739,768(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON CO, HC

(1)	Consists of 1,739,768 shares of the common stock, par value $.0001 per share (the “Common Stock”) of Entrada Therapeutics, Inc. (the “Issuer”) held by MRL Ventures Fund, LLC.

CUSIP No. 29384C108	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merck Sharp & Dohme Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,739,768(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,739,768(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,739,768(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 1,739,768 shares of Common Stock of the Issuer held by MRL Ventures Fund, LLC.

CUSIP No. 29384C108	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MRL Ventures Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,739,768(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,739,768(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,739,768(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 1,739,768 shares of Common Stock of the Issuer held by MRL Ventures Fund, LLC.

CUSIP No. 29384C108	13G	Page 5 of 8 Pages

Item 1(a)	Name of Issuer:

Entrada Therapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

6 Tide Street, Boston, MA 02210

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following:

i.	Merck & Co., Inc. (“Merck”)

ii.	Merck Sharp & Dohme Corp. (“MSD”), which is a wholly-owned subsidiary of Merck

iii.	MRL Ventures Fund, LLC (“MRL”), which is a wholly-owned subsidiary of MSD

Merck, MSD and MRL are collectively referred to in this Schedule 13G as the “Reporting Persons”.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

i.	The address of the principal business office for Merck is: 2000 Galloping Hill Road, Kenilworth, NJ 07033.

ii.	The address of the principal business office of MSD is: One Merck Drive, Whitehouse Station, NJ 08889.

iii:	The address of the principal business office of MRL is: 320 Bent Street, Cambridge, MA 02141.

Item 2(c)	Citizenship:

i.	Merck is a New Jersey corporation.

ii.	MSD is a New Jersey corporation.

iii.	MRL is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number:

29384C108

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 29384C108	13G	Page 6 of 8 Pages

Item 4.	Ownership

(a)-(c)	The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on 31,212,856 shares of the Common Stock of the Issuer outstanding as of November 30, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 9, 2021.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

The reported securities are owned directly by MRL, which is a wholly owned subsidiary of MSD. MSD is a wholly-owned subsidiary of Merck. MSD and Merck are indirect beneficial owners of the reported securities.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 29384C108	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

MERCK & CO., INC.

/s/ Kelly Grez
Name:	Kelly Grez
Title:	Deputy Corporate Secretary

MERCK SHARP & DOHME CORP.

/s/ Jon Filderman
Name:	Jon Filderman
Title:	Vice President

MRL VENTURES FUND, LLC

/s/ Peter Dudek
Name:	Peter Dudek
Title:	Vice President

CUSIP No. 29384C108	13G	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement